Sagimet Biosciences Inc.

155 Bovet Road, Suite 303

San Mateo, California 94402

August 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-7553

Re:	Sagimet Biosciences Inc.
Registration Statement on Form S-3
Filed August 15, 2024 (File No. 333-281582)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sagimet Biosciences Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-281582) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 P.M., Eastern Time, on August 26, 2024, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please contact Jennifer L. Porter, Esq. of Goodwin Procter LLP, at (445) 207-7806 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

SAGIMET BIOSCIENCES INC.

By:	/s/ David Happel
	Name:	David Happel
	Title:	President and Chief Executive Officer